United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-        .)

Press Release

Signature Page

Press Release
CVRD settles 2006 iron ore and pellet prices with China Steel
Rio de Janeiro, May 23, 2006 — Companhia Vale do Rio Doce (CVRD), the world’s largest iron ore producer, concluded the iron ore price negotiations for 2006 with China Steel Corporation (CSC), one of the largest steel maker in Asia. As an outcome of these negotiations, iron ore prices for Carajás (SFCJ) and Southern System (SSF) fines increased by 19.0% relatively to 2005. Blast furnace pellet price from Tubarão plants will be reduced by 3.0% compared to 2005.
During the last few days CVRD has settled prices for iron ore fines and blast furnace pellets with the world’s major steel makers in all regions, Americas, Europe, Asia and Africa, consolidating the new global prices for 2006.
CVRD reinforces its long-term commitment with clients, investing a significant amount of resources, despite of rising investment costs, in the production and logistics of iron ore. For 2006, CVRD capex budget allocated US$ 2.1 billion for investments in ferrous minerals. Currently, CVRD is developing seven projects for iron ore and pellet production capacity expansion, which will come on stream between 2006 and 2008.
For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br +55-21-3814-4353
Fábio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: May 24, 2006	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations